LEAD INVESTOR



Igor Lychagov

Personalized health strategies are the future of medicine. Indeed, we all have different genetics and lifestyles, and live in different environments. A sophisticated analysis of these factors is therefore necessary to provide consumers with a solid plan to address their health issues. I decided to invest in SelfDecode because they do this very efficiently. In my view, their product is innovative and sophisticated, but also easy to use, affordable and market-proven. To my knowledge, none of their competitors have products matching all five characteristics. Most of them are either way more expensive, or too complex for consumer use, or just ineffective. As a result, the company is experiencing strong, profitable growth, while delivering an outstanding consumer experience for both nutrition experts and self-care individuals who are equally fans of the product. In a decade from now, I believe that functional and personalized medicine will be mainstream. I would expect SelfDecode to keep its lead on the market over time, thanks to its experienced team, and ultimately be a very profitable investment for its shareholders.

Invested $1,000 this round & $4,000,000 previously

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